THE JORDAAN LAW FIRM, PLLC
ATTORNEYS AND COUNSELORS AT LAW

2911 Turtle Creek Blvd.	JAKES JORDAAN:	(972) 291-0705
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Dallas, Texas 75219	FACSIMILE:	(972) 291-0715
JAKES@JORDAANLAW.COM

July 13, 2007

VIA EDGAR AND FACSIMILE (202) 772 9220

Ms. Dona Levy, Esq.
Division of Corporate Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0404

RE:	Azco Mining, Inc.
Registration Statement on Form SB-2
Filed March 23, 2007
SEC File No. 333-141558

Form 10-KSB for the fiscal year ended June 30, 2006
Filed February 16, 2007
SEC File No. 1-12974

Dear Ms. Levy:

On behalf of our client, Azco Mining, Inc. (“Azco” or the “Company”), we hereby respectfully respond to the telephonic comments from the Division of Corporate Finance, received on July 10, 2007, with respect to the above-referenced filings with the Securities and Exchange Commission. For the Staff’s convenience, we noted below the comments raised and provided the Company’s responses thereto.

Comment No. 1

Since Azco reported net income for the three months ended December 31, 2006, its calculation of diluted earning per share (“EPS”) appears to be incorrect because the fully diluted EPS should have included in-the-money stock options. Azco should have reported the dilutive effect of in-the-money stock options. The EPS calculations appear to be immaterial and should not require an additional restatement of Azco’s financial

United States Securities and Exchange Commission
Division of Corporate Finance
July 13, 2007

statements. Please have Azco acknowledge that, on a going-forward basis, it will correctly report the anti-dilutive impact of in-the-money stock options.

Response:

Azco concurs with the Staff’s comment; and, on a going basis, will include in-the-money stock options in calculating of fully-diluted EPS.

Comment No. 2

Because Azco filed amendments on Form 10-QSB/A to its Quarterly Report on for its fiscal quarters ended December 31, 2006 and March 31, 2007, it must file a Current Report on Form 8-K, which should disclose the information required by an Item 402 of Form 8-K.

Response:

      Azco is filing contemporaneously herewith a Current Report on Form 8-K disclosing the information required by an Item 402 of Form 8-K, a courtesy copy of which is included herewith.

     Please note that if the enclosed responses and filings are satisfactory to the Staff, Azco would like to file an acceleration request as soon as possible.

     Please do not hesitate to call me or my partner, Patricia Jordaan, with any questions or comments.

Sincerely yours,

Jakes Jordaan
cc.	John Cannarella
W. Pierce Carson
Stephen J. Antol